

Alison Silverstein · 2nd

Fractional CXO/Board Advisor & Director - Early Stage| Fundraising| Strategic Growth| Operational Efficiency | Fintech | ESG

Washington, District of Columbia, United States · Contact info

500+ connections

1 mutual connection: Jonny Price

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CEOX

New York University

About

Experienced executive with a 25+ year history of leading growing companies. Strong entrepreneurship and business background. Particular strengths include building best practice systems, optimizing operational efficiencies, creating and fostering a positive organizational culture, and developing creative solutions to achieve strategic objectives.

Activity

1,601 followers

Alison Silverstein commented on a post • 3d

Congrats! Happy you're part of the clean fight!

355 · 81 comments

Alison Silverstein reposted this • 1w

Alison Silverstein reposted this • 1w

#investing #greeninvesting #sustainableinvesting #ESG #climate #climatechange #solar #solarenergy #renewableenergy #cleantech #startups #crowdfunding #raisegreen ...show more

Invest in Climate | Raise Green
raisegreen.com • 1 min read

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Experience

Member
CEOX · Contract
Jun 2022 - Present · 8 mos
Washington, District of Columbia, United States · Remote

CEOX is a community of high-level leaders capable of transforming growing companies as CEOs, C-Suite executives, and board members. CEOX places women in positions of leadership and our emp ...see more

Interim CEO
CodeTogether · Contract
Nov 2022 - Present · 3 mos

Hired to super-charge the scope and scale of this first-to-market solution delivering measurable efficiency and visibility for software development teams. By shining a light into the black box ...see more

Skills: Scale · Growth Strategies · Strategic Planning · Operational Efficiency

Advisory Board Chair and COO
Raise Green · Part-time
Aug 2022 - Present · 6 mos

Raise Green is an extraordinary platform that simplifies the complex process of financing climate solutions (like #solar, #energyefficiency, and #climatetech companies), and makes it possible ...see more

Chief Executive Officer
Kidfund (acquired) · Full-time
Mar 2020 - Mar 2022 · 2 yrs 1 mo

Owner
Zavazone, LLC
Mar 2016 - Jan 2022 · 5 yrs 11 mos
Rockville, Maryland

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Education

New York University
BA, Sociology and Anthropology
1991 - 1995

harvard westlake

Highschool
1987 - 1990

Holton Arms

Skills

Litigation Support

Endorsed by David Hyre and 21 others who are highly skilled at this

Endorsed by 6 colleagues at McDermott Will & Emery

57 endorsements

Litigation

Endorsed by Kenneth J. Sargoy and 3 others who are highly skilled at this

Endorsed by 3 colleagues at McDermott Will & Emery

34 endorsements

Document Review

Endorsed by Bill Schiefelbein and 9 others who are highly skilled at this

Endorsed by 2 colleagues at McDermott Will & Emery

27 endorsements

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Recommendations

Received Given

Marco Nasca · 3rd
Sr. Executive at Lineal Services | Bridge Builder Between Legal, Technology, People, and Process for +20 years
July 19, 2007, Marco worked with Alison but on different teams

The first word that comes to mind when I think of Alison's work ethic is "tenacious." Her work ethic and desire to meet and exceed her client's expectations is legendary. She has an encyclopedic knowledge of the industry, and can relay this knowledge in an easy to understand manner.

Interests

Companies Groups Schools

The National Association for Family Child Care (NAFCC)
1,018 followers
+ Follow

S-3 Group
993 followers
+ Follow

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